British Columbia Securities Commission

BC FORM 51-901F

ISSUER DETAIL:			FOR QUARTER ENDED	DATE OF REPORT

NAME OF ISSUER

Avino Silver & Gold Mines Ltd			October 31, 2001	December 28, 2001

ISSUER ADDRESS:

400-455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant/Secretary		(604) 682-3701

WEB SITE: www.avino.com			E-MAIL: dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	YY/MM/DD

“LOUIS WOLFIN”	01/12/28

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	YY/MM/DD

“ERNEST CALVERT”	01/12/28

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited – Prepared by Management)

	October 31,	January 31,
	2001	2001
	$	$
ASSETS

Current assets:
Cash	1,119	6,267
Accounts receivable and prepaid expenses	13,475	9,880
Due from related parties (Note 9.b)	73,243	2,057

	87,837	18,204
Mineral property interests (Note 4)	3,260,957	3,236,838
Investments (Note 5)	1,157,533	1,689,347
Other assets (Note 6)	53,895	82,386

	4,560,222	5,026,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	111,839	131,596
Payable to related parties (Note 9.c)	234,661	318,358
Debentures payable (Note 7)	1,440,565	—

	1,787,065	449,954
Debentures payable (Note 7)	—	1,415,960

	1,787,065	1,865,914

Shareholders’ equity:
Capital stock (Note 8)	12,931,788	12,595,199
Contributed surplus	184,967	184,967
Deficit	(10,241,729)	(9,517,436)

	2,875,026	3,262,730
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	2,773,157	3,160,861

	4,560,222	5,026,775

On behalf of the Board:
“Louis Wolfin”
     Director
“Ernest Calvert”
     Director

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months				9 months
	October 31,				October 31,
	2001		2000		2001		2000
	$		$		$		$

Revenue:
Interest		(153)		22		(1,690)		(421)

Administrative expenses
Amortization of deferred financing costs		—		8,088		—		24,263
Amortization of deferred exchange loss		23,692		—		47,022		—
Accounting and audit fees		201		1,325		937		6,365
Consulting fees		7,500		7,500		22,500		22,500
Interest expense		43,146		22,407		76,098		74,753
Insurance, business license and taxes		838		2,358		941		2,858
Foreign exchange		(17,143)		—		(1,686)		—
Investor relations and shareholder
information		42		16,059		1,308		22,900
Legal fees		1,633		6,822		2,258		8,816
Listings and filing fees		920		35		1,878		1,340
Office and administration		12,012		5,309		26,671		17,460
Transfer agent fees		2,560		6,576		5,378		8,676
Travel and accommodation		(1,545)		(1,498)				3,460
Salaries and benefits		3,585		6,863		10,864		22,052
Loss before the following		(77,288)		(81,866)		(192,479)		(215,443)
Equity in loss of affiliate		(53,475)		13,616		(531,814)		(85,254)

(Loss) net income for the period		(130,763)		(68,250)		(724,293)		(300,697)
Deficit, beginning of period		(10,110,964)		(8,631,392)		(9,517,436)		(8,398,945)

Deficit, end of period		(10,241,727)		(8,699,642)		(10,241,729)		(8,699,642)

(Loss) gain per share		$(0.02)		$(0.01)		$(0.15)		$(0.07)

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows (Unaudited – Prepared by Management)

	3 months				9 months
	2001		2000		2001		2000
	$		$		$		$
PROVIDED BY (USED IN)

Operating activities:
(Loss) net income for the period		(130,763)		(334,154)		(724,291)		(232,447)

Items not involving cash:
Equity in loss (income) of affiliate		53,475		262,488		531,814		99,291
Amortization of deferred financing charges				8,087				16,175
Amortization of deferred foreign exchange		14,663		—		24,605		—
Finance expense		(43,146)		—		(76,098)		—
Interest expense on debenture payable		43,146				76,098

		(62,625)		(63,579)		(167,872)		(116,981)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(49,822)		383,030		(74,781)		380,530
Accounts payable and accrued liabilities		96,501		94,094		128,273		198,607
Payable to related parties		10,074				104,860		(42,260)

		(5,872)		413,545		(9,520)		536,877

Investing activities:
Mineral property interest		(8,893)		(12,875)		(24,119)		(18,092)
Term deposits				—		6,075
Deferred foreign exchange loss		9,029		—		22,416		—
Marketable securities				(397,848)		—		(397,848)

		136		(410,723)		4,372		(415,940)

Increase (Decrease) in cash		(5,736)		2,822		(5,148)		3,956
Cash, beginning of period		6,855		6,744		6,267		5,600

Cash, end of period		1,119		9,566		1,119		9,566

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements October 31 2001 (Unaudited – Prepared by Management)

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended January 31, 2001.

3. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

4. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

	October 31	January 31
	9 months	12 months
Balance beginning of period:	$3,236,838	$3,210,166
Bralorne Property {r}
Equipment rental	696
Consulting	281
Drilling and related	1,267
Geochemical/assays	354
Geophysical	230
Liability and property insurance	91	5,240
Mine development	8,342
Mine power	3,769	9,143
Mine office	498	6,137
Mine Maintenance	1,681	1,306
Mine supplies	2,088
Property taxes and assessment	859	2,742
Salaries	3,567
Staking and prospecting	395
Other	—	2,104
	24,119	26,672
Balance end of period	$3,260,957	$3,236,838

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 2 October 31 2001
(Unaudited – Prepared by Management)

4. Mineral properties, continued

On November 23, 1998, the Company granted Coral Gold Corp. a company with Directors in common, an option to earn 50% of the Company’s 50% interest in the Bralorne and Loco properties and in the Avino-Bralorne joint ventures. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments of $200,000 per year until 2003, and $250,000 in 2004. The Company has not received the required payment. The Company and Coral are re-negotiating the cash payment terms of the option. In the interim, and until a formal agreement has been reached, Coral has agreed to continue to assume liability for 50% of the Company’s exploration obligations under the Joint Venture Agreement (see Note 1), and the Company has agreed not to deemed Coral in default of the agreement.

5. Investments

Investments consist of:	October 31	January 31
	9 months	12 months

Investments accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de	$727,625	$1,259,439
C.V. (“Cia Minera”)

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	7,060	7,060

	$1,157,533	$1,689,347

6. Other Assets

a) Other assets consist of:	October 31	January 31
	9 months	12 months

Deferred financing charges related to establishing
Debenture payable	$281,317	$281,317
Deferred foreign exchange loss on debenture payable	19,900	39,707
Accumulated amortization	(281,317)	(281,317)

	19,900	39,707
Term deposits	33,995	42,679

	$53,895	$82,386

7. Debentures Payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (Collectively the “Issuers”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consists of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year the debentures now mature and are due on October 25, 2002. The

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 3 October 31 2001
(Unaudited – Prepared by Management)

7. Debentures Payable, continued

debentures are secured by a first charge over the Issuer’s interest in the Bralorne Mine and Loco property. The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.

The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Bralorne Mine and Loco property.

At the holder’s option, the debentures are exchangeable into gold certificates on the basis of one gold certificate representing ten troy ounces of gold for every U.S. $4,000 principal amount of debentures. Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established.

The Issuers have defaulted on the interest payment due on October 24, 2001 of US $131,810, of which the company’s portion is 50%. Subsequent to the period, the bondholders consented to an extension of time to make the interest payment as follows:

a) US $43,936 on or before March 31, 2002
b) US $43,937 on or before June 30, 2002;
c) US $43,937 on or before September 30, 2002

The default under the Indenture due to the interest payment default is waived unless there is a failure by the Issuers to make the payments as specified above. If there is default, the waiver will be revoked.

8. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199

Issued during the period in settlement of debt	885,839	336,589

Balance, end of period	5,463,525	$12,931,788

a)	During the period the Company issued 885,839 shares at a price of $0.38 per share in settlement of $336,589 in amounts payable. Included in this settlement was a Director of the Company as to $105,000, a private company controlled by a Director as to $83,558 and a private company managed by two Directors as to $87,789.

**Amended and Restated**
AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 4 October 31 2001
(Unaudited – Prepared by Management)

Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$48,319 to a company with two common directors for reimbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii)	$22,500 to a private company controlled by a Director for consulting fees.

b) Due from related parties comprise the following amounts:

i)	$26,176 due from a public company with common directors for exploration expenses; ii) $47,067 due from the Joint Venture (see Note 1)

c) Payable to related parties consist of

i)	$65,193 due to a private company controlled by two directors as disclosed in 9.a)i) above;

ii)	$24,075 due to a private company controlled by a Director;

iii)	$92,893 due to a company with common directors; and

iv)	$52,500 due to a Director of the company.